FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2016

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Pubicly-held company

CNPJ/MF: 47.508.411/0001-56
NIRE: 35.300.089.901

NOTICE OF MATERIAL FACT

Companhia Brasileira de Distribuição (“Company”), pursuant to Article 157, paragraph 4th, of Law no. 6,404 of December 15, 1976 and the CVM Rule no. 358, of January 3, 2002, hereby informs its shareholders and the general public the following:

(i) As per Notice of Material Fact disclosed today, its controlled company Via Varejo S.A. received today the CVM Notice no. 18/2016 - CVM/SEP/GEA-5 with the understanding of the Office of Public Company Supervision of the Brazilian Securities and  Exchange Commission – CVM as to certain accounting records related to corporate transactions carried out in the fiscal year of 2013 by its controlled company Via Varejo S.A;

(ii) The Office has expressed a different understanding of the one sustained by the Via Varejo on its financial statements related to the fiscal year of 2013 as to (i) the earnings from the re-evaluation of the investment held in Nova Pontocom Comércio Eletrônico S.A., due to the sale of the interest held by Via Varejo S.A. to the Company; and (ii) the accounting treatment applied to the acquisition by Via Varejo S.A. of 75% of Indústria de Móveis Bartira’s capital stock;

(iii) As a result of reflex effects recorded in its financial statements, the Company received the official letter No. Letter No. 19/ 2016- CVM / SEP / GEA-5.

The Company, together with Via Varejo S.A., is analyzing the terms of such decision and assessing the measures to be eventually taken, including the filing of an appeal before the CVM’s Board of Commissioners with suspensory effect. The Company will inform the market and its shareholders again as soon as it has a final understanding regarding this matter.

São Paulo, February 18, 2016.

DANIELA SABBAG
Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: February 19, 2016	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.